GLOBAL BIOTECH CORP.
                                  2515 Guenette
                            Montreal, Quebec H4R 2E9
                     Tel: 514-935-8589   Fax: 514-935-9758
================================================================================

February 26, 2007

VIA FAX and Posted on EDGAR

Securities And Exchange Commission
ATTN: Mr. Daniel L. Gordon,Branch Chief

RE: Sword Comp Soft Corp.
Form 10-KSB for the fiscal year ended November 30, 2005
File No. 0-33271

Dear Mr. Gordon:
Pursuant to your letter of November 27, 2006

1, 2. These will be corrected as of any future filing.

3. Footnote revised, as requested.

4. Foot note has been added and section 2h revised to reflect the accounting treatment.

5. Statement of Cash Flow revised, as requested.

6. Sale of Investment reclassified as an Investing Activity.

7. Revised, as requested.

8. This disclosure has been removed.

9. We confirm that we do not have any stock option plan or outstanding stock option plans to employees.

10. Clarified, as requested.

11. Clarified, as requested.

12. Transaction accounted for as an Asset purchase. Global is only exchanging debt forgiveness and an equity issuance for specific assets. At the end of the transaction Advanced Fluid will control 65% of the issued shares, nonetheless there is no contemplated change in the corporate structure or management team of Global Biotech. Following the transaction Global will continue the business of Advanced using the purchased assets.

The Company further acknowledges that

     - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


The Company will be posting this response on the Edgar system by March 1, 2007. Should these changes be deemed acceptable, the Company will issue a 10 KSB-A for the year ended November 30, 2005 incorporating said changes. Thank you in advance.


Sincerely,


/s/ Louis Greco
Louis Greco
President
Global Biotech Corp.

                                               SWORD COMP-SOFT CORP.
                                           (A Development Stage Company)
                                             Statements of Cash Flows
=======================================================================================================================

                                                                                                     November 2, 1998
                                                                                                       (inception)
                                                                Year Ended          Year Ended           through
                                                               November 30,        November 30,        November 30,
                                                                   2005                2004                2005
                                                                   ----                ----                ----
CASH FLOWS FROM OPERATING ACTIVITIES
------------------------------------

      Net income (loss)                                         $   142,417         $   (12,963)        $  (799,052)
  Adjustments to reconcile net loss to net cash
  used in operating activities:
      Depreciation expense                                           13,868              10,400              73,274
      Common stock issued for services                                    -                   -             112,375
      Gain on sale of Ivestment                                    (278,433)            (81,150)           (359,583)
      Write-down of leasehold improvements                                -                   -               2,663
      Write-down of notes receivable                                      -                   -             (11,435)
      Accrued interest expense - note payable                             -              52,930              67,619
      Accrued interest income - notes receivable                    (19,017)            (13,717)            (85,406)
  Changes in operating assets and liabilities:
     (Increase) decrease in accounts receivable                      54,000              54,000             (35,967)
     (Increase) decrease in notes receivable                       (161,624)                  -            (470,640)
      Increase (decrease) in accounts payable                        (2,000)              4,500              37,183
                                                                -----------         -----------         -----------
     Net Cash Provided by (Used in) Operating Activitie            (250,789)             14,000          (1,468,969)

CASH FLOWS FROM INVESTING ACTIVITIES
------------------------------------

     Net sale (purchase) of fixed assets                                  -                   -             (60,937)
     Proceeds from sale of investment shares                        369,061             120,000             489,061
                                                                -----------         -----------         -----------
     Net Cash Provided by (Used in) Investing Activities            369,061             120,000             428,124

CASH FLOWS FROM FINANCING ACTIVITIES
------------------------------------

     Issuance of common stock                                             -                   -             156,262
     Payment of common stock subscription receivable                      -                   -             206,239

     Proceeds from notes payable                                   (118,321)           (134,000)            678,344
                                                                -----------         -----------         -----------
     Net Cash Provided by (Used in) Financing Activitie            (118,321)           (134,000)          1,040,845
                                                                -----------         -----------         -----------

    Net Increase (Decrease) in Cash                                     (49)                  -                   -

    Cash at Beginning of Year                                            49                  49                   -
                                                                -----------         -----------         -----------
    Cash at End of Year                                         $         -         $        49         $         -
                                                                ===========         ===========         ===========

    Supplemental  Cash Flow Disclosures:

    Cash paid during period for interest                        $    41,341         $    52,930
                                                                ===========         ===========
    Cash paid during period for taxes                           $         -         $         -
                                                                ===========         ===========


                       See Notes to Financial Statements

                              SWORD COMP-SOFT CORP.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                             As of November 30, 2005

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Sword Comp-Soft Corp. (the "Company") was incorporated in the State of Delaware on November 2, 1998 to be an Application Service provider in the E-Health sector. On March 5, 2003 this business was sold and the Company attempted to enter the vehicle tracking market, unsuccessfully. On February 25, 2005 that attempt was discontinued. As of Novemebr 30, 2005 the Company has a signed Agreement to acquire assets pursuant to entering the oxygenated bottled water market. This agreement has not yet been fulfilled, pursuant to some of its provisions.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.   Accounting Method
     -----------------

The Company's policy is to use the accrual method of accounting to prepare and present financial statements, which conforms to generally accepted accounting principles ("GAAP'). The company has elected a November 30, year end.

b.   Cash and Cash Equivalents
     -------------------------

The Company considers all highly liquid investments with original maturities of three months or less and bank indebtness to be cash and cash equivalents. Highly liquid investments are valued at quoted market prices.

c.   Estimates and Adjustments
     -------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In accordance with FASB 16 all adjustments are normal and recurring. See note 2i regarding the Companies revenue recognition policy.

d.   Basis of Presentation and Considerations Related to Continued Existence
     -----------------------------------------------------------------------
     (going concern)
     ---------------

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company's management intends to raise additional operating funds through operations, and debt or equity offerings. Management has yet to decide what type of offering the Company will use or how much capital the Company will raise. There is no guarantee that the Company will be able to raise any capital through any type of offerings.

                              SWORD COMP-SOFT CORP.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                             As of November 30, 2005

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

e.   Fair Value of Financial Instruments
     -----------------------------------

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the financial statement preparation date. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values of cash and accounts payable were assumed to approximate carrying values for financial instruments because they are short term in nature, their carrying amounts approximate fair values, and they are payable on demand.

f.   Accounts Receivable
     -------------------

The Company considers accounts receivable to be fully collectible; accordingly, no allowances for doubtful accounts are required. If amounts become uncollectable, they will be charged to operations when that determination is made.

g.   Impairment of Long-Lived Assets
     -------------------------------

Long-lived assets held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the estimated undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of such assets. Management believes that there were no such impairments of at November 30, 2005.

h.   Investments in Securities
     -------------------------

The Company's marketable securities and investments in securities available for sale are classified as available for sale securities in the accordance with SFAS
115. They are classified as available for sale due to the fact that they are not bought or held principally for the purpose of selling them in the near term, they are not actively and frequently bought and sold, nor are they generally used with the objective of generating profits on short-term differences in price.

i.   Revenue Recognition and Deferred Revenue
     ----------------------------------------

The Company's revenues recognized to November 30, 2005 were software consultation. Revenue, in respect of all services described, is recognized on completion of services, when collectibility is reasonably assured.

                              SWORD COMP-SOFT CORP.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                             As of November 30, 2005



j.   Earning (Loss) Per Share
     ------------------------

The Company follows Statement of Financial Accounting Standards (SFAS) 128, "Earning Per Share". Basic earnings (loss) per common share (EPS) calculations are determined by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income (loss) by the weighted average number of common shares and dilutive common share equivalents outstanding. During the periods presented common stock equivalents were not considered, as their effect would be anti-dilutive.

k.   Stock-Based Compensation
     ------------------------

The Company accounts for equity instruments issued to employees for services based on the fair value of equity instruments issued and accounts for equity instruments issued to other than employees based on the fair value of the considered received or the fair value of the equity instruments, whichever is more reliably measurable.

The Company accounts for stock based compensation in accordance with SFAS 123, "Accounting for Stock-Based Compensation". The provision of SFAS 123 allow companies to either expense the estimated fair value of stock options or to continue to follow the intrinsic value method set forth in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25), but disclose the preformed effects on net income (loss) had the fair value of the options been expensed. The Company has elected to continue to apply APB 25 in accounting for its stock option incentive plans.

NEW ACCOUNTING PRONOUNCEMENTS:

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4. This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that "... under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges..." This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement will be effective for the Company beginning with its fiscal year ending November 30, 2006. Management does not believe the adoption of this Statement will have any immediate material impact on the Company.

In December 2004, the FASB issued SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions--an amendment of FASB Statements No. 66 and 67" ("SFAS
152) The amendments made by Statement 152 This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting No. 67,

                              SWORD COMP-SOFT CORP.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                             As of November 30, 2005

Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005, with earlier application encouraged. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 123 (revised 2004) "Share-Based Payment". This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions. The Statement replaces SFAS 13 "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees". The provisions of this Statement will be effective for the Company beginning with its fiscal year ending December 31, 2006. The Company is currently evaluating the impact this new Standard will have on its financial position, results of operations or cash flows.

In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 (SAB 107) which provides guidance regarding the interaction of SFAS 123 (R) and certain SEC rules and regulations. The new guidance includes the SEC's view on the valuation of share-based payment arrangements for public companies and may simplify some of SFAS 123 (R) `s implementation challenges for registrants and enhance the information investors receive.

In March 2005, the FASB issued FIN 47, Accounting for Conditional Asset Retirement Obligations, which clarifies that the term `conditional asset retirement obligation' as used in SFAS 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 is effective no later than the end of the fiscal year ending after December 15, 2005. The Company does not believe that FIN 47 will have a material impact on its financial position or results from operations.

In August 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections. This statement applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement if the pronouncement does not include specific transition provisions, and it changes the requirements for accounting for and reporting them. Unless it is impractical, the statement requires retrospective application of the changes to prior periods' financial statements. This statement is effective for accounting changes and correction of errors made in fiscal year beginning after December 15, 2005.

                              SWORD COMP-SOFT CORP.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                             As of November 30, 2005

NOTE 3. GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net income of $142,417 for the year ended November 30, 2005 and a net loss of $799,052 during the period from November 2, 1998 (inception) through November 30, 2005. At November 30, 2005 the Company had negative working capital of $166,823 and a stockholders' deficit of $166,823. This condition raises substantial doubt about the Company's ability to continue as a going concern. The Company's continuation as a going concern is dependent on its ability to meet its obligations, to obtain additional financing as may be required and ultimately to attain profitability. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Certain shareholders and directors have committed to fund any operating cash flow shortages during the next fiscal year until the organization can generate sufficient funds from operations to meet current operating expenses and overhead, although there is no guarantee that this commitment will be met.

NOTE 4. NOTES RECEIVABLE

As of November 30, 2005 the Company had $385,934 in notes receivable. The notes receivable are unsecured; bear interest at 7% per annum and are due by May 31, 2007.

                                                                      November 30,     November 30,
                                                                          2005             2004
Advanced Fluid Technologies
(Periodic loans of funds from Sword to Advanced Fluid all prior        $216,261         $205,293
to Dec. 1, 2004)

Anthony Ierfino
(funds due from the sale of shares of Investment in other              $169,673         $      -
companies to Mr. Ierfino at a premium to market price)
                                                                       --------         --------

                                                                       $385,934         $205,293
                                                                       --------         --------


NOTE 5. INVESTMENT

On May 29, 2000 the Company issued 35,700,000 shares of common stock to Millenia Hope, Inc. in exchange for 5 million shares of common stock of Millenia Hope, Inc. and 5 million warrants which expired, unexercised, as of November 30, 2004. The 5 million shares were valued at $129,478 based on the cost of the assets acquired by Millenia Hope, Inc. from Sword Comp-Soft at that time and not the fair market value of the shares, as per a request of the Securities And Exchange Commission to value it that way at the time of the exchange. The valuation of this investment from period to period, has been based on original valuation as requested by the Securities and Exchange Commission.

                              SWORD COMP-SOFT CORP.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                             As of November 30, 2005

                                             As of November 30, 2005         As of November 30, 2004

# of shares owned by Sword Comp-Soft                        -                      3,500,000

Proceeds from Sale of Shares                       $  369,061                     $  120,000

Cost of Shares                                         90,628                         38,850
                                                   ----------                     ----------

Gain on Sale of shares                             $  278,433                     $   81,150
                                                   ----------                     ----------


NOTE 6.  PROPERTY & EQUIPMENT

Property is stated at cost. Additions, renovations, and improvements are capitalized. Maintenance and repairs, which do not extend asset lives, are expensed as incurred. Depreciation is provided on a straight-line basis over the estimated useful lives ranging from 27.5 years for commercial rental properties, 5 years for tenant improvements, and 5 - 7 years on furniture and equipment.

                                         November 30,    November 30,
                                             2005            2004
                                             ----            ----
          Computer equipment              $ 72,219        $ 72,219
                                          --------        --------
                                          $ 72,219        $ 72,219
          Less Accumulated Depreciation    (72,219)        (58,351)
                                          --------        --------
          Net Property and Equipment      $      0        $ 13,868
                                          ========        ========


NOTE 7. BASIC & DILUTED INCOME / (LOSS) PER COMMON SHARE

Basic gain (loss) per common share has been calculated based on the weighted average number of shares of common stock outstanding during the period. Diluted gain (loss) per common share has been calculated based on the weighted average number of shares of common and preferred stock outstanding during the period. The variance between basic and diluted weighted average is the addition of preferred stock in the calculation of diluted weighted average per share.

NOTE 14. SIGNIFICANT EVENTS

On March 5, 2003, the Company signed an agreement with its parent company to re-acquire all of its issued common shares held by the parent company, this being 30.7 million common shares. In exchange for such shares, the Company issued a note payableto its former parent company for $700,000, bearing an interest rate fo 7% per annum due no later than May 31, 2007. The balance due as of November 30,2005 was $551 541. A portion of this amount was previously allocated to reduce the note receivable parent company. In addition, the Company transferred all rights and ownership of the Application Service Provider in the E-Health Sector business to the parent company.

                              SWORD COMP-SOFT CORP.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                             As of November 30, 2005

As the Company's efforts to enter the vehicle tracking business has been unsuccessful, the Company has entered into a provisional agreement with Advance Fluid Technologies, Inc., a Delaware Corporation via a letter of Intent, to acquire assets from the latter corporation, pursuant to entering the bottled water, more specifically the oxygenated bottled water market.

On August 26, 2005 the Company finalized this agreement with Advanced Fluid Technologies to purchase their to be patented oxygenation unit and all technical know how, intellectual properties, methodologies and all information pertaining to the following: the fixation of the oxygen molecule to water or any other fluid and/or to the building and maintenance of the oxygenation unit. Furthermore, all trademarks for the name AquaBoost Oxygenated Water, currently in force in the U.S., Canada, and Mexico and the right to use and register said name globally, were transferred to the Company. Also, included was a distribution contract between Advanced Fluid Technologies and ImporTadora Comercializadora Maple S.A. of Mexico, which Advanced Fluid transferred to the Company.

Purchase price, for all the aforementioned assets, is a combination of debt forgiveness, this being the $216,000 due from Advanced Fluid Technologies to Sword Comp. Soft, in a note payable as of August 26, 2005, and common stock to be issued, this being 20 million post reverse-stock split of the Company's common shares. The Company agreed to reverse split its common shares by a ratio of 10:1. The approval by the holders of a majority of the issued shares of the common stock and the appropriate SEC filings shall authorize said reverse stock split.

Pursuant to the above stock issuance to Advanced Fluid Technologies, the assets listed in the Agreement will be transferred to the Company. As of Novemebr 30, 2005 the aforementioned shares had not been issued to Advanced Fluid Technologies and their oxygentated water assets had not been transferred to Sword Comp Soft Corp.

Should the agreement not be consumated, the debt in question (note receivable from Advanced Fluid Technologies) will be payable 12 months from the time the Agreement becomes nullified, at its prescribed interest rate of 7% per annum.